Notice of Exempt Solicitation Pursuant to Rule 14a-6(g)

Name of the Registrant:

NextEra Energy, Inc.

Name of persons relying on exemption:

Trillium Asset Management, LLC

Address of persons relying on exemption:

One Congress Street, Suite 3101, Boston, MA 02114

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

This is NOT a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

NextEra Energy, Inc.

Vote FOR Proposal 4

Shareholder proposal requesting NextEra Energy, Inc.

Report on Business Alignment with the Paris Agreement

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Dear NextEra Energy, Inc. Shareholder,

Trillium Asset Management, LLC (“Trillium”) urges you1 to vote FOR Proposal 4 “Shareholder proposal requesting NextEra Energy, Inc. publish a report describing if and how it plans to reduce its total contribution to climate change and align its operations and investments with the goals of the Paris Agreement” (the “Proposal”) at the NextEra Energy, Inc. (“NextEra”) annual meeting of shareholders on MAY 21, 2026.

The Proposal

RESOLVED: Shareholders request the company publish a report, at reasonable cost, within a reasonable time, and excluding confidential or proprietary information, describing if and how NextEra plans to reduce its total contribution to climate change and align its operations and investments with the Paris Agreement’s goal of maintaining global temperatures well below 2 degrees Celsius, and ideally, 1.5 degrees Celsius.

For the following reasons, we are urging NextEra shareholders to vote FOR Proposal 4:

1.	Fulfilling the request of the proposal allows NextEra the opportunity to articulate its vision for near- and long-term climate risk mitigation, providing decision-useful information to its investors. In 2025, NextEra dropped its zero (carbon) emissions by 2045 target and all associated interim targets.[2] In light of this abrupt change, the proposal asks the company to explain any plans for re-engaging in target-setting and climate risk mitigation by examining different emissions reduction pathways aligned with the goals of the Paris Agreement. By communicating its reduction plans, NextEra could better inform shareholders, particularly those who prioritize climate risk mitigation in their long-term investment strategies.

2.	Dropping its zero emissions by 2045 target and pivoting to an all-of-the-above energy strategy threatens NextEra’s climate leadership position, potentially ceding its competitive advantage. NextEra has been widely recognized as a leader in the clean energy industry due to its many renewable energy installations and industry-leading zero emissions by 2045 target.[3,4,5,6] By dropping its 2045 target, NextEra may be ceding its leadership position to peers, such as National Grid, Xcel Energy (Xcel), and Constellation Energy (Constellation), as well as its competitive position as investors seek out companies with strong sustainability performance.

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1 This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy and Trillium Asset Management, LLC will not accept proxies if sent. Trillium Asset Management, LLC urges shareholders to vote for the proposals discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by Trillium Asset Management, LLC.

2 https://www.investor.nexteraenergy.com/~/media/Files/N/NEE-IR/Sustainability/2025/Environmental%20Stewardship.pdf

3 https://finviz.com/news/113812/can-clean-energy-focus-drive-nextera-energys-long-term-growth

4 https://finance.yahoo.com/news/renewables-expansion-strong-quarter-might-105549900.html

5 https://www.ainvest.com/news/nextera-energy-long-term-growth-outlook-key-catalysts-2026-2601/

6 https://www.morpher.com/insights/market/stock/NEE

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in NextEra Energy Inc.’s proxy statement.

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3.	NextEra’s extensive physical assets are vulnerable to climate-driven severe weather, providing a strong rationale for robust emissions reduction efforts. NextEra and its subsidiaries, Florida Power & Light (FPL), NextEra Energy Resources (NEER), and NextEra Energy Transmission (NEET), collectively own over $150 billion in physical assets across a range of geographies,[7] which we believe exposes the company to a variety of severe weather risks. Its operations in Florida, where FPL maintains thousands of miles of distribution and transmission lines, are subject to frequent and forceful hurricanes. This exposure creates a clear incentive in our view for the company to mitigate its emissions in alignment with internationally agreed upon limits on temperature rise, as outlined in the Paris Agreement.

4.	Without rigorous emissions reduction plans, NextEra may contribute to systemic exposures for universal owners for whom climate change represents an unhedgeable and undiversifiable risk. Climate change is widely considered a macroeconomic threat,[8],9 and for diversified investors, it has the potential to erode long-term returns, which are driven primarily by the performance of the overall economy.[10] Therefore, climate change may present a material investment risk beyond its direct impact on NextEra, adding impetus for company to act in ways that benefit its shareholders .

I.	NextEra has the opportunity to articulate its vision for near- and long-term climate risk mitigation while providing decision-useful information to its investors.

By dropping its zero emissions by 2045 target, a decision with wide ranging operational and capital planning implications, NextEra raises questions about whether it had built a coherent long-term vision to reach its goals. And rather than inform investors with clear, consistent messaging about this major reorientation of its business, the company simply noted in its 2025 Environmental Stewardship Resource that it could no longer see a realistic path to achieving its 2045 target.11

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7 https://www.investor.nexteraenergy.com/~/media/Files/N/NEE-IR/reports-and-fillings/quarterly-earnings/2025/Q4%202025/2026-0127%20NEEQ42025News%20Release%20vF.pdf

8 https://link.springer.com/article/10.1007/s10640-023-00831-0

9 https://oecdecoscope.blog/2025/09/08/new-oecd-long-run-scenarios-focus-on-the-trade-off-between-carbon-mitigation-and-climate-damage/

10 https://www.unepfi.org/psi/wp-content/uploads/2012/06/universal_ownership_full.pdf

11 https://www.investor.nexteraenergy.com/~/media/Files/N/NEE-IR/Sustainability/2025/Environmental%20Stewardship.pdf

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in NextEra Energy Inc.’s proxy statement.

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Making a sudden and sharp shift in its climate-related business strategy gives NextEra the appearance of being reactive in the face of changing policy and market conditions. Further, its investors have been left to wonder whether the company plans to continue any climate risk mitigation efforts, has a timeline for doing so, or what solutions it might employ. The proposal request is meant to remedy this gap by providing NextEra the opportunity to fully articulate its near- and long-term vision for addressing its enterprise-wide greenhouse gas emissions.

NextEra’s former 2045 target, and associated interim targets, was largely aligned with Paris Agreement goals for the power sector.12 While this proposal asks the company if and how it plans to align with Paris Agreement goals, it is not asking the company to revert to its original target or decarbonization pathway. The reason is that there are multiple pathways for emissions reduction that would limit temperature rise to well-below 2°C, and ideally, 1.5°C.13

In fact, the Intergovernmental Panel on Climate Change indicates that electric utilities should reach zero CO2 emissions somewhere between 2045 and 2055 to do their part to limit temperature rise to 1.5°C and it indicates a longer timeframe under a well-below 2°C scenario.14 Yet, despite the flexibility offered by these different scenarios, the company has not disclosed whether it has assessed alternative pathways that would support the aims of the Paris Agreement.

Finally, by providing thoughtful and comprehensive disclosures outlining plans and strategies for limiting its contributions to climate change, NextEra could avoid reacting impulsively to short-term market pressures, develop a coherent and durable vision for its success, and better inform those investors who prioritize climate risk mitigation in their long-term investment strategies.

II.	Dropping its zero emissions by 2045 target and pivoting to an all-of-the-above energy strategy threatens NextEra’s climate leadership position, potentially ceding its competitive advantage.

NextEra is widely recognized as a leader in the clean energy industry, having been described as a “pioneer in the clean energy transition,”15 and a “leader in clean energy deployment,”16 On investor advisory sites, some in the industry have also noted that “NextEra's dominance in renewable energy is a cornerstone of its long-term strategy,”17 and that the “company's strong supply-chain network and leadership in renewables have positioned it well for long-term growth, enhancing investor confidence.”18 Given investor recognition of the company’s dominance in the field, it is reasonable for investors to expect NextEra to continue its preeminent role leading the clean energy industry.

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12 NextEra’s former zero-emissions-by-2045 target, supported by five-year interim milestones, was broadly aligned with Paris Agreement-consistent power-sector pathway

13 https://www.ipcc.ch/report/ar6/wg3/chapter/chapter-6/

14 https://www.ipcc.ch/report/ar6/wg3/chapter/chapter-6/

15 https://finviz.com/news/113812/can-clean-energy-focus-drive-nextera-energys-long-term-growth

16 https://finance.yahoo.com/news/renewables-expansion-strong-quarter-might-105549900.html

17 https://www.ainvest.com/news/nextera-energy-long-term-growth-outlook-key-catalysts-2026-2601/

18 https://www.morpher.com/insights/market/stock/NEE

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in NextEra Energy Inc.’s proxy statement.

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Until recently, NextEra had demonstrated leadership in an important way – by setting its ambitious 2045 target. However, the company abruptly reversed course on this commitment, dropping its target as well as all interim targets. At the same time, NextEra began describing itself as an all-of-the-above energy company with plans to build new natural gas-fired power plants to supply new data center loads. NextEra CEO John Ketchum even described building renewable energy systems as a temporary bridge until new gas plants could come online.19

By contrast, the regulated utility, National Grid, is continuing to work toward reaching its net zero by 2050 target, covering both its electric power generation and customer use of sold natural gas, validated by the Science Based Targets initiative (SBTi).20 In its 2023-2024 Climate Transition Plan, the utility provides anticipated decarbonization pathways, which take into account its assumptions on potential policy changes, consumer behavior, energy outlooks, technology innovation, competition and global temperature change.21 The utility further details the decarbonization measures it’s implementing across its entire operations including “participat[ing]in government, university and industry-led hydrogen studies while exploring opportunities for hydrogen blending on our own [gas] networks.”22

Like National Grid, Xcel Energy has set a net zero by 2050 target covering emissions from its electric power generation and customer use of sold natural gas.23 Further, Xcel has received approval for integrated resource plans across its territories that map out its pathway to “affordably reduce carbon emissions 80% by 2030.”24 Again, like National Grid,25 it provides emissions reduction scenarios in line with limiting temperature rise to 1.5°C.26,27

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19 https://money.usnews.com/investing/news/articles/2025-06-10/nextera-ceo-says-renewables-needed-as-bridge-to-expanding-gas-power

20 https://www.nationalgrid.com/document/560371/download#page=3

21 https://www.nationalgrid.com/document/151931/download#page=11

22 https://www.nationalgrid.com/document/151931/download#page=21

23 https://xcelnew.my.salesforce.com/sfc/p/#1U0000011ttV/a/8b000002eZMe/H3nOPBe1ht.Cegh_a0ItFkdW6bakvxV5Kh3OCzBC.NU. Pg 17.

24 https://xcelnew.my.salesforce.com/sfc/p/#1U0000011ttV/a/8b000002eZMe/H3nOPBe1ht.Cegh_a0ItFkdW6bakvxV5Kh3OCzBC.NU. Pg 12.

25 https://xcelnew.my.salesforce.com/sfc/p/#1U0000011ttV/a/8b000002eZMe/H3nOPBe1ht.Cegh_a0ItFkdW6bakvxV5Kh3OCzBC.NU. pp 14-21.

26 https://xcelnew.my.salesforce.com/sfc/p/#1U0000011ttV/a/8b000002eZMe/H3nOPBe1ht.Cegh_a0ItFkdW6bakvxV5Kh3OCzBC.NU. Pg 15.

27 Note: Because the SBTi has not yet finalized its Power Sector Net-Zero Standard, the companies’ long-term reduction trajectories for limiting temperature rise to 1.5°C are best approximations.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in NextEra Energy Inc.’s proxy statement.

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Constellation, an energy project developer and competitor to NEER, established targets to reduce its operational emissions by 100% by 2040 and methane emissions by 30% by 2030. Constellation details how it is pursuing hourly matching with clean energy for its electricity consumption,28 and looking to uprate projects that increase its clean energy output.29 Further, the company co-founded the Data Center Flexibility Load Initiative (DCFlex) to demonstrate how responsive data center operations can enhance grid reliability and facilitate clean energy consumption.30 And, finally, it piloted hydrogen blending at one of its power plants in Alabama,31 to reduce consumption of natural gas.

While no utility nor energy developer is a direct match to NextEra in every way, National Grid, Xcel, and Constellation are modeling climate leadership by taking concrete steps to limit their emissions and share their plans and innovative strategies with their investors. NextEra could rebuild its leadership position and appeal to sustainably-mind investors by doing the same.

III.	NextEra’s extensive physical assets are vulnerable to climate-driven severe weather, providing a strong rationale for robust emissions reduction efforts.

NextEra and its subsidiaries, FPL, NEER, and NEET, oversee more than $150 billion of dollars of physical assets.32 Those assets, whether natural gas power plants, pipelines, solar plants, wind farms, substations, or electrical lines, are exposed to a variety of climate impacts, which may include hurricanes, excessive winds, extreme heat, or flooding.33,34

As an example, FPL’s service territory spans hurricane-prone coastal and inland regions in Florida, where the company maintains 80,400 miles of distribution lines35 and 9,500 miles of transmission lines.36 From 2023 to 2024, a total of four hurricanes tore through the state creating heavy damage to FPL infrastructure. In late 2024, the company requested approval from the Florida Public Service Commission (FPSC) for a temporary surcharge on customers’ bills, which totaled $1.2 billion, to pay for storm restoration costs and to replenish the company’s storm reserve.37

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28 https://www.constellationenergy.com/content/dam/constellationenergy/pdfs/Constellation-2025-Sustainability-Report.pdf. Pg 23.

29 https://www.constellationenergy.com/content/dam/constellationenergy/pdfs/Constellation-2025-Sustainability-Report.pdf. Pg 14.

30 https://www.constellationenergy.com/content/dam/constellationenergy/pdfs/Constellation-2025-Sustainability-Report.pdf. Pg 15.

31 https://www.constellationenergy.com/content/dam/constellationenergy/pdfs/Constellation-2025-Sustainability-Report.pdf. Pg 17.

32 https://www.investor.nexteraenergy.com/~/media/Files/N/NEE-IR/reports-and-fillings/quarterly-earnings/2025/Q4%202025/2026-0127%20NEEQ42025News%20Release%20vF.pdf

33 https://www.investor.nexteraenergy.com/~/media/Files/N/NEE-IR/Sustainability/2025/Data%20Appendix.pdf#page=5

34 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000753308/000075330826000015/nee-20251231.htm.

35 https://www.psc.state.fl.us/library/filings/2025/00290-2025/00290-2025.pdf

36 https://www.fpl.com/content/dam/fplgp/us/en/about/pdf/ten-year-site-plan.pdf

37 https://www.investor.nexteraenergy.com/news-and-events/news-releases/2024/10-29-2024-123142651

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in NextEra Energy Inc.’s proxy statement.

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Hurricanes are not a new phenomenon in Florida. However, in an era where anthropogenic greenhouse gas emissions are leading to warming sea surface temperatures, air temperatures, and higher atmospheric moisture, hurricanes are predicted to become more destructive. In fact, tropical hurricanes are expected to drop more rainfall, intensify more rapidly, and strengthen to Category 4 and 5 storms more frequently in a warming climate.38,39,40 For a utility operating in Florida, this suggests the potential for greater storm damage and consequently increased costs to ratepayers and the company itself.

The logical response would be to lower NextEra’s emissions, avoiding further contribution to climate change and proactively addressing both mitigation needs and the physical impacts it must manage.

IV.	NextEra may be contributing to systemic exposures for universal owners for whom climate change represents an unhedgeable and undiversifiable risk.

Finally, given that the growth and stability of the economy is a key driver of long-term portfolio returns for diversified investors, climate change is an important consideration, beyond its impact on NextEra itself.

Due to its current and predicted wide-ranging impacts, climate change is considered by many as a significant macroeconomic threat.41,42 In fact, one study has shown that the nominal returns of an average portfolio comprising 60% equities and 40% bonds could be 10-40% lower over the next 40 years due to climate change impacts, relative to a baseline without additional climate impacts.43 Further, a 2024 study by the EDHEC-Risk Climate Impact Institute has introduced a new model demonstrating that there is a heightened risk of downward revisions to global equity valuations if the pace of decarbonization does not accelerate. It states that “[t]he difference in equity valuations between a no-climate-damage world and a world with climate damages can be significant, ranging from less than 10% if prompt and robust abatement action is taken, rising to more than 40% in a close-to-no-action case.”

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38 https://www.gfdl.noaa.gov/global-warming-and-hurricanes/

39 https://assets.ctfassets.net/cxgxgstp8r5d/1o55DB9DQ7ALXoTf1rB7v4/3e9d40d3e744761271d4fa6148815031/Climate_change_increased_
wind_speeds_for_every_2024_Atlantic_hurricane__Analysis__July_2025_.pdf

40 https://iopscience.iop.org/article/10.1088/2752-5295/ad8d02/pdf

41 https://link.springer.com/article/10.1007/s10640-023-00831-0

42 https://oecdecoscope.blog/2025/09/08/new-oecd-long-run-scenarios-focus-on-the-trade-off-between-carbon-mitigation-and-climate-damage/

43 https://www.gic.com.sg/uploads/2023/04/GIC-ThinkSpace-Climate-Scenario-Analysis.pdf

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in NextEra Energy Inc.’s proxy statement.

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Thus, NextEra emissions reduction efforts may provide both benefits to the company itself and to those investors who rely on a stable and growing economy for their returns.

V.	Conclusion

To date, we have not seen NextEra provide sufficient, decision-useful information that would allow its investors to assess if and how the company intends to align its operations and capital investments with the goals of the Paris Agreement.

This gap is especially concerning in light of the company’s heightened exposure to climate-driven severe weather and will likely create barriers for investors who factor climate risk mitigation into their investment decisions. Further, if NextEra chooses a less than robust path for emissions reduction, its actions may compromise the longer-term returns for those asset owners who are broadly invested across the economy.

However, the proposal provides an opportunity for the company to improve its disclosure, continue to attract sustainably-minded investors, and mitigate climate risk to its operations and its investors.

We therefore urge you to vote FOR Proposal 4 on NextEra Energy’s proxy card.

If you have any questions or need additional information, please contact Andrea Ranger at aranger@trilliuminvest.com.

IMPORTANT NOTICE: The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in NextEra Energy Inc.’s proxy statement.